October 11, 2010

VIA FAX AND EDGAR TRANSMISSION

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549-4628
Fax Number: (703) 813-6982

Re:           Vale S.A. Form 20-F for the Fiscal Year Ended December 31, 2009

Dear Mr. Schwall:

By letter dated September 28, 2010, you provided certain comments on the annual report on Form 20-F of Vale S.A. (“Vale” or “we”) for the year ended December 31, 2009 (the “2009 Form 20-F”).  This letter sets forth our responses to these comments.  For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

1.	Revise the cover page of the Form 20-F to provide all the required information, including the name, telephone, e-mail and/or facsimile number and address of company contact person.

In our report on Form 20-F for the fiscal year ended December 31, 2010 (our “2010 Form 20-F”), we will provide all the required information, including the paragraph regarding the submission and posting of Interactive Data Files and the following contact information:

Roberto Castello Branco
55-21-3814-4540
roberto.castello.branco@vale.com

2.
Provide a description of Valepar’s principal business, and discuss the background of its ownership and any other affiliation with Vale S.A.  See also Item 4.A of Form 20-F.  Also expand the biographical sketches you provide in the Management section beginning at page 115 to disclose the principal business conducted by the (other) current employers of the listed directors.  Where members of management serve as directors of competitors or potential competitors, ensure that you identify the principal business conducted by the other listed entities as well.

In our 2010 Form 20-F, we will provide a paragraph that is substantially similar to the paragraph below describing Valepar’s principal business and the background of Valepar’s ownership and affiliation with Vale:

Valepar is a special-purpose company organized under the laws of Brazil that was incorporated for the sole purpose of holding an interest in Vale.  Valepar does not have any other business activity.  Valepar acquired its controlling stake in Vale from the Brazilian government in 1997 as part of the first stage of Vale’s privatization.

In our 2010 Form 20-F, we will also expand the management biographical information by describing the principal business conducted by each company (other than Vale and its subsidiaries and affiliates) that employs a director or executive officer of Vale or whose board of directors includes a member of Vale’s management.

3.	Provide new risk factor disclosure, as appropriate, regarding any material litigation risks. We note the disclosure you provide at pages 125-127 under the caption “Legal Proceedings.”

In our 2010 Form 20-F, we will provide new risk factor disclosure that is substantially similar to the paragraph below:

We are involved in several legal proceedings that could have a material adverse effect on our business in the event of an outcome that is unfavorable to us.

We are involved in several legal proceedings in which adverse parties have claimed substantial amounts.  Although we are vigorously contesting them, the outcomes of these proceedings are uncertain and may result in obligations that could materially adversely affect our business and the value of our shares and ADSs.  For additional information, see V. Additional information—Legal Proceedings.

4.
We refer you to Item 3.D of Form 20-F.  The instruction to that item cites as potential risks those factors relating to the countries in which you operate.  Although you have included some general risk discussion regarding a number of countries in which you operate under the caption “Regulatory, political, economic and social conditions” at page 6, please also include new or enhanced risk factor disclosure that identifies the particular risks attendant to your activities and substantial dependence on sales to China.  Also include more descriptive risks for other countries, as appropriate.  For example, if any of the following items constitute a material risk related to your operations in the various countries in which you do business, including China, please discuss in an appropriate risk factor:

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•	Limitations on foreign ownership,
•	Enforcement of contractual arrangements with local entities,
•	Particular tax consequences,
•	Foreign exchange controls,
•	Regulatory uncertainties, and
•	Nationalization or expropriation of investments.

We have considered whether our disclosure of risks relating to the countries in which we operate adequately discloses material country-specific risks, and we have determined that it does.  We have also considered the items above and determined that none presents a risk that is material enough to warrant specific mention.

With regard to China, Vale has very limited operations in China, and we do not consider them to be material in light of our operations as a whole.  Vale’s operations in China are conducted principally through a minority interest in an iron ore pellet plant (as disclosed on page 27 of the 2009 Form 20-F), a subsidiary that operates a nickel refinery (as disclosed on page 34 of the 2009 Form 20-F) and minority interests in two coal companies (as disclosed on page 45 of the 2009 Form 20-F).  The primary risk attendant to Vale’s relationship with China arises from the substantial percentage of Vale’s sales to customers in China.  This risk is disclosed on page 5 of the 2009 Form 20-F under the caption “Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.”

* * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2009 Form 20-F; that comments of the Commission staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the 2009 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 55-21-3814-8820 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Sincerely, /s/ Guilherme Perboyre Cavalcanti Guilherme Perboyre Cavalcanti Chief Financial Officer

cc:           Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP

Vale S.A. response dated October 11, 2010 to SEC comment letter dated September 28, 2010.

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